UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

Washington, DC 20549

_____________

FORM 6-K

Report of Foreign Issuer

Pursuant to Rule 13a-16 or 15d-16 of

the Securities and Exchange Act of 1934

For April 4, 2016

Commission file number: 1-13.396

Transportadora de Gas del Sur S.A.

Don Bosco 3672, Fifth Floor

1206 Capital Federal

Argentina

Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40-F.

Form 20-F  X  Form 40-F

Indicate by check mark if registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(1): __

Indicate by check mark if registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(7): __

Indicate by check mark whether the registrant by furnishing the information contained in this Form is also thereby furnishing the information to the Commission pursuant to the Rule 12g3-2(b) under the Securities Exchange Act of 1934.

Yes   No X

If "Yes" is marked, indicate below the file number assigned to the registrant in connection with Rule 12g3-2(b):

April 4, 2016.

SECURITIES AND EXCHANGE COMMISSION

WASHINGTON, DC 20549

Ref. Transportadora de Gas del Sur S.A. (“TGS”)

Dear Sirs,

The purpose hereof is to inform -pursuant to the requirements of the regulations under the United States Securities and Exchange Act- that in line with Section 2 of Resolution no. 31/2016 issued by the Ministry of Energy and Mining, which was published in the official gazette on April 1, 2016 (“Resolution 31”), the Gas Regulatory Body (“ENARGAS”) issued Resolution no. I/3724/2016, published today in the official gazette, whereby the ENARGAS approves, starting April 1, 2016, the tariff charts for natural gas transportation public utilities carried out by TGS, which implies a 200.1% increase, representing a 5% increase for end users (the “Increase”).

The Increase was granted on the grounds of TGS’ economic and financial situation and must be regarded on account of the Integral Tariff Review (the “ITR Process”), and subject to compliance with the Mandatory Investment Plan undertaken for the next 12 months and to be overseen by the ENARGAS (the “Investment Plan”).

Lastly, and following Section 7 of Resolution 31, TGS shall not be allowed to pay dividends without the ENARGAS’ prior authorization, to which end evidence of compliance with the Investment Plan shall be submitted.

Sincerely,

Nicolás M. Mordeglia

Attorney in Fact

SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

Transportadora de Gas del Sur S.A.

By:	/s/Gonzalo Castro Olivera
	Name:	Gonzalo Castro Olivera
	Title:	Chief Financial Officer

By:	/s/Nicolás M. Mordeglia
	Name:	Nicolás M. Mordeglia
	Title:	Legal Affairs Vice President

Date: April 4, 2016